Exhibit 99.1

JA Solar to Host First Quarter 2013

Results Conference Call on May 20, 2013

Shanghai, May 7, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will hold a conference call on Monday, May 20, 2013, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s first quarter 2013 results.

The company will release its first quarter 2013 results before the market opens that same day.

Dial-in details for the live conference call are as follows:

International:	+65-6723-9381
U.S.:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call.

The dial-in details for the replay are as follows:

International:	+ 61-2-8199-0299
United States:	+1-646-254-3697

Passcode: 64802149

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com